LINUX GOLD CORP. SUBSCRIBES FOR 1,000,000 UNITS OF TERYL RESOURCES CORP.

For Immediate Release: June 14, 2006, Vancouver, B.C. – Linux Gold Corp. (LNXGF - OTCBB) is pleased to announce it has acquired, through a private placement, 1,000,000 units of Teryl Resources Corp (www.terylresources.com). Each unit consists of one common share and one ½ warrant (the “Warrant”). Two ½ Warrants enable Linux Gold Corp. to purchase an additional share at an exercise price of $0.30 per share in the first year, up to and including May 17, 2007, or at a price of $0.35 in the second year, expiring May 17, 2008.

Linux Gold Corp. acquired the units of Teryl Resources Corp. for investment purposes, and depending on market conditions, and Teryl’s success in its gold properties and newly acquired gas interest in Kentucky, may increase its holding in the future.

ABOUT LINUX GOLD CORP.
In March of 2005, Linux Gold Corp. staked 148 State of Alaska 160-acre MTRSC mining claims at several locations near Granite Mountain on the eastern Seward Peninsula of Alaska. See news release dated October 26, 2005 for details.

Linux Gold Corp. also owns a 50% interest in 30 mineral claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. Linux Gold Corp. optioned to Teryl Resources Corp. (TRC-V) a 50% interest in the Fish Creek claims by expending US$500,000 over three years. Linux Gold Corp. retains a 5% net smelter return or may convert into a 25% working interest. The Kinross Fort Knox mill is within 6 miles from the Fish Creek claims.

Linux Gold Corp. holds an option to purchase all the issued and outstanding shares of the private company that holds an 85% interest in a co-operative joint venture company that has an option on certain mineral exploration rights for the Bo Luo Nuo Gold Mine in Hebei Province, People’s Republic of China.

For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
John Robertson
President
Contact: Tel. 800-665-4616

Contact: Business Office
800-665-4616
or
877-549-GOLD (4653)

Statements in this press release regarding Linux’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.